FORM 4                                        OMB APPROVAL
                                                    OMB NUMBER: 3235-0287
---   CHECK BOX IF NO LONGER                        EXPIRES: SEPTEMBER 30, 1998
---   SUBJECT TO SECTION 16.  FORM 4                ESTIMATED AVERAGE BURDEN
      OR FORM 5 OBLIGATIONS MAY                     HOURS PER RESPONSE....0.5
      CONTINUE.  SEE INSTRUCTION  1(B).

(Print or type responses)
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940





1. Name and                2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person to Issuer
   Address of                 Precision Optics Corporation (POCI)                    (Check all applicable)
   Reporting                                                                         Director                      10% Owner
   Person*                                                                        X  Officer (give title           Other (specify
                                                                                              below)                      below)

                                                                                ---------------------------------------------------
                                                                                     V.P. of Operations
                                                                                ---------------------------------------------------
Khajurivala Kumar    M.
-------------------------- ---------------------   --------------------------
(Last)     (First)(Middle) 3. IRS or Social       4. Statement for Month/Year
13 Lincoln Street             Security Number of             8/97
-------------------------     Reporting Person
     (Street)                 (Voluntary)
Ashburnham  MA      01430      ###-##-####
-------------------------  ---------------------   -------------------------
(City)      (State) (Zip)                         5. If Amendment, Date of   7. Individual or Joint/Group Filing
                                                     Original (Month/Year)       (Check Applicable Line)
                                                             N/A                  X Form Filed by One Reporting Person
                                                                                    Form Filed by More than One Reporting Person



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED



1. Title of Security      2. Trans-  3. Trans-   4. Securities Acquired (A)or 5. Amount of    6. Owner-       7. Nature
   (Instr. 3)                action     action      Disposed of (D)              Securities      ship            of In-
                             Date       Code        (Instr. 3, 4 and 5)          Beneficially    Form:           direct
                             (Month/    (Instr. 8)                               Owned at End    Direct(D)       Beneficial
                             Day/Year)                                           of Month        or Indirect(I)  Ownership
                                                                                 (Instr.3 and 4) (Instr.4)       (Instr.4)
                                        Code  V      Amount  (A)or(D)  Price
Common Stock                 8/6/97      S           6,000      D      $3.000      70,000           D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person,                 (Over)
see Instruction 4(b)(v).                                        SEC 1474 (7-96)







FORM 4 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                                        BENEFICIALLY OWNED
                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)



1.Title of  2.Conver-  3.Trans-  4.Trans-  5. Number of  6. Date Exer-     7.Title and  8. Price  9. Number  10. Owner-  11.Na-
  Derivative  sion or    action    action     Derivative    cisable and Ex-  Amount of     of        of          ship       ture
  Security    Exercise   Date      Code       Securities    piration Date    Underlying    Deriv-    Deriv-      Form of    of In-
  (Instr.3)   Price of   (Month/  (Instr.8)   Acquired(A)   (Month/Day/      Securities    ative     ative       De-        direct
              Deriv-     Day/                 or Disposed    Year)           (Instr.       Secur-    Secur-      rivative   Bene-
              ative      Year)                of (D)                          3 and 4)     ity       ities       Secu-      ficial
              Security                        (Instr.3,4                                    Instr.   Bene-       rity:      Own-
                                               and 5)                                       5)       ficially    Direct     ership
                                                                                                     Owned at    (D) or    (Instr.4)
                                                                                                     End of      Indi-
                                                                                                     Month       rect (I)
                                                                    Expi-          Amount            (Instr.4)   (Instr.4)
                                                           Date     ra-     Title   or
                                 Code  V      (A)    (D)   Exer-    tion           Number
                                                           cisable  Date         of Shares











-------------------------------- ----------- ------------------------ ----------

Explanation of Responses:


















**Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                   /s/Kumar M. Khajurivala    September 3, 1997
                                   ------------------------   -------------
                                   **Signature of Reporting   Date
                                     Person





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                                                                 SEC 1474 (7-96)